

June 24, 2010

Mr. Blake Nordstrom
President
Nordstrom, Inc.
1617 Sixth Avenue
Seattle, Washington 98101

> **Re: Nordstrom, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **January 30, 2010**
> **Filed March 22, 2010**
> **File No. 001-15059**
> **Schedule 14A**
> **Filed April 8, 2010**
> **Supplemental Response Letter**
> **Dated May 14, 2010**

Dear Mr. Nordstrom:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 30, 2010

Exhibits

1.   We note your analysis in response to prior comment four from our letter dated May 4,
        2010. Our comment is partially reissued. Please revise to file your revolving credit
        facility in its entirety, including the previously identified missing schedules with your
        next periodic report.

Schedule 14A, filed April 8, 2010

Compensation of Executive Officers, page 35

2.   We note your statement on page 35 that your Compensation Committee's executive
        compensation consulting firm "provides services only as directed by the Committee."
        However, your disclosure does not address the nature or scope of the assignment or the
        instructions given to the consulting firm. See Item 407(e)(3)(iii) of Regulation S-K.
        Please provide this information in future filings, as applicable. Also, please provide us
        with draft disclosure based on last year's proxy.

Form 8-K, filed May 26, 2009

3.   We note your response to prior comment five from our letter dated May 4, 2010
        indicating that officer certificates were used instead of supplemental indentures. Please
        file the relevant officer certificates with your next periodic report as an exhibit pursuant
        to Item 601(a)(4) of Regulation S-K.

Prospectus Supplement, filed May 21, 2009

4.   We note your response to prior comment six from our letter dated May 4, 2010. Please
        file an Exhibit 5 legality opinion for the specific securities sold in these particular
        offerings either by post effective amendment or incorporated from Form 8-K, as
        appropriate. Please consider Compliance and Disclosure Interpretation 212.05 for 1933
        Act Rules as guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        You may contact Brian McAllister at (202) 551-3341 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services